Exhibit 6

Strictly confidential

Irrevocable undertaking

This irrevocable undertaking (the “Undertaking”) is dated 27 May 2024 and made between:

(A)	Asahi Kasei Corporation (the “Bidder”); and

(B)	Sofinnova Crossover I SLP, registered with the Paris trade and companies register under number 838 046 035 (the “Shareholder”).

The Bidder and the Shareholder are each referred to as a “Party” and jointly as the “Parties”.

WHEREAS the Bidder is considering making a voluntary public offer (the “Offer”) in accordance with Swedish Takeover Act and Nasdaq Stockholm’s Takeover Rules (together the “Takeover Rules”) to acquire all outstanding shares in Calliditas Therapeutics AB (publ) (the “Company”) at an offer price of SEK 208 in cash per share (the “Offer Price”).

WHEREAS the Shareholder is the owner of a total of 1,808,078 shares (divided into (i) 1,408,078 common shares and (ii) 200,000 American Depositary Shares each representing two common shares) in the Company (the “Shares”)).

WHEREAS to encourage the Bidder to make the Offer, the Shareholder is willing to undertake to tender the Shares in the Offer if and when made by the Bidder.

The Parties have agreed as follows.

1	The Shareholder hereby irrevocably undertakes to accept the Offer and tender the Shares no later than 5 business days before the end of the initial acceptance period for the Offer and not to withdraw such acceptance (even if the Shareholder would be or become entitled to withdraw its acceptance of the Offer under applicable takeover rules or the terms of the Offer) unless allowed under, or the Bidder is in material breach of, this Undertaking. The Shareholder undertakes to notify the Bidder at gs-all-condor@gs.com without any delay when the Shareholder has taken all measures required to accept the Offer.

2	The Shareholder shall be entitled to withdraw its acceptance of the Offer if a bona fide competing offer (i.e. an offer without any involvement of or solicitation by the Shareholder or other material breach by the Shareholders of its obligations under section 4 below) for all outstanding shares in the Company is announced prior to the expiry of the acceptance period of the Offer (including any extension thereof), provided that the offer price in such competing offer is 8.0 per cent or higher than the Offer Price (a “Competing Offer”). However, before the acceptance is withdrawn, the Bidder shall have the right to match the Competing Offer by making a revised offer, provided that the offer price in such revised offer is 2.5 per cent or higher than the Competing Offer (a “Revised Offer”) within 5 business days from the announcement of the Competing Offer, during which period of time the Shareholder shall refrain from taking any action with regard to the Competing Offer. If a Revised Offer is made, the Shareholder shall be bound to accept the Revised Offer.

3	The Shareholder warrants and undertakes that (a) the Shares includes all shares in the Company of which the Shareholder is the owner or registered holder, (b) the Shareholder has the right to transfer the full legal title and beneficial interest in the Shares and has full power and authority and, upon the Offer being made, will continue to have full power and authority to accept or procure the acceptance of the Offer in respect of the Shares as well as the sale of the Shares, and (c) as of the date when the Shareholder is to accept the Offer in accordance with section 1, the Shares will be held free from all claims, liens, charges, encumbrances and adverse rights of any description and together with all rights attached to them or subsequently attached to them including the right to all dividends and other distributions (if any) declared, paid or made on the Shares after the date of this Undertaking.

4	Subject to the other terms of this Undertaking, unless and until this Undertaking has terminated in accordance with section 7 below, or a Competing Offer is made and not matched by the Bidder as set out in section 2 above, the Shareholder undertakes:

(a)	not to sell, transfer, encumber, grant any option or other right over or otherwise deal with or dispose of (whether conditionally or unconditionally) any or all of the Shares or any interest in any or all of the Shares other than pursuant to the Offer, including not to enter into any other agreement or transaction (whether synthetic or with physical settlement), which in whole or in part, directly or indirectly, has a similar economic effect as any of the foregoing;

(b)	not to accept (whether conditionally or unconditionally) any other offer in respect of any or all of the Shares, by whatever means it is to be implemented;

(c)	not to make any public offer for or acquisition of any shares or other securities in the Company;

(d)	not to take any action or make any statement which is or may be prejudicial to the success of the Offer;

(e)	not to accept, vote in favour of or give any undertaking in respect of any other offer, merger, acquisition or disposal involving the Company, material assets of the Company or any or all of the Shares (whether conditionally or unconditionally);

(f)	not to convene or requisition, or join in convening or requisitioning, any general meeting of the Company;

(g)	not to solicit, or participate in discussions regarding, any offer by a third party to acquire any or all of the Shares, by whatever means it is to be implemented;

(h)	not to solicit any proposal for a merger, acquisition or disposal involving the Company, material assets of the Company or any or all of the Shares; and

(i)	not to enter into any agreement or arrangement (whether conditional or unconditional) to do any or all of the acts referred to in this section 4.

5	The Shareholder agrees to the disclosure of the existence and contents of this Undertaking to the public in connection with the Offer and otherwise in accordance with applicable laws, rules and regulations (including stock exchange rules and the Takeover Rules). Save for what is set out in the foregoing sentence, the Shareholder and the Bidder agree to keep this Undertaking and the terms and conditions and matters dealt with in this Undertaking strictly confidential and in observance of the rules set out in section 6.

6	The Shareholder and the Bidder acknowledges that information about the Offer and the discussions and negotiations in relation to the Offer may constitute inside information relating to the Company under the EU’s Market Abuse Regulation.

7	The Bidder undertakes to act in accordance with the Takeover Rules.

8	This Undertaking shall terminate at the earlier of:

(a)	7 June 2024, provided that the Bidder has not announced the Offer by such date;

(b)	the date when the Bidder has completed an acquisition of the Shares and become registered as owner of the Shares;

(c)	the date when the Bidder publicly announces that the Offer is withdrawn;

(d)	the date on which the Offer Price is reduced (save for reduction in accordance with the Takeover Rules); and

(e)	31 October 2024 (the “Outside Date”), provided that the Bidder has not declared the Offer unconditional or the Offer has not been withdrawn by such date.

The termination of the Undertaking in accordance with this section 7 shall be effective immediately without notice. Neither Party shall have any claims against the other Party or its related persons or entities due to a termination of this Undertaking, except that the Bidder shall (except for (b) above) immediately return any tendered Shares.

9	If the Bidder extends the acceptance period of the Offer and/or increases the Offer Price in the Offer, this Undertaking shall apply mutatis mutandis to such revised offer, provided, however, that such extension shall not extend the Outside Date without the prior written consent of the Shareholder.

10	The Bidder shall not be obliged vis-à-vis the Shareholder to make the Offer or, if made, complete the Offer merely as a consequence of entering into this Undertaking, nor does this Undertaking create any legal obligations of whatever nature upon the Bidder.

11	This Undertaking sets forth the entire understanding of the Parties with respect to the subject matter hereof and supersedes all prior preconditions, agreements and arrangements and understandings on the subject matter hereof made between the Parties. Both Parties confirm that there are no such prior preconditions, agreements, arrangements or understandings affecting this Undertaking. The Undertaking may only be altered or amended in writing jointly by the Parties.

12	This Undertaking shall be governed by and construed in accordance with the laws of Sweden without regard to its principles of conflict of law. Any dispute, controversy or claim arising out of or in connection with this Undertaking, or the breach, termination or invalidity thereof, shall be finally settled by arbitration in accordance with the Arbitration Rules of the SCC Arbitration Institute. The seat of arbitration shall be Stockholm, Sweden. The language to be used in the arbitral proceedings shall be English. The Parties agree to keep the arbitration proceedings and the outcome of the arbitration confidential.

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[Signature pages follow]

Date: 28 May 2024

Asahi Kasei Corporation

/s/ Koshiro Kudo
Koshiro Kudo

Date: 5/27/2024

SOFINNOVA CROSSOVER I SLP

/s/ Mats Eklund
By: Sofinnova Partners
By: Mats Eklund